22004694

N

OMB APPROVAL
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SEC FILE NUMBER
8-69287

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bci Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1450 Brickell Ave, Suite 2850
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Teresa Foxx	305-420-0729	tfoxx@bcisecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

American International Plaza 250 Munoz Rivera Ave. Suite 1100	San Juan	Puerto Rico	00918
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Teresa Foxx, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bci Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of FLORIDA
County of MIAMI-Dade
Subscribed and sworn to (or affirmed) before me this 30 day of MARCH 2022
By TERESA FOXX
Personally known ✓ OR produced identification ____
Type identification produced ____

Notary Public ____
Notary Public

EDGAR F. CUADRA
Notary Public-State of Florida
Commission # HH 33199
My Commission Expires
October 17 2024

Signature: ____
Title:
MSVP Chief Operations Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bci Securities, Inc.

Financial Statements as of December 31, 2021, and for the
Year Ended December 31, 2021, and Report of
Independent Registered Public Accounting Firm

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
BCI Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BCI Securities, Inc. (the Company) as of December 31, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §

KPMG

240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2021.

San Juan, Puerto Rico
March 30, 2022

TABLE OF CONTENTS

BCI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS		
Cash and cash equivalents	$	2,219,679
Receivable from clearing firm		617,723
Commissions receivable		17,196
Asset management fee receivable		590,530
Mutual fund 12b-1 fees receivable		207,063
Other assets		111,164
Deposits with clearing organizations		250,000
Right of use assets		502,931
Equipment, net of accumulated depreciation		20,625
TOTAL	$	4,536,911

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	271,047
Bonus payable		598,734
Due to related party		488,780
Lease liabilities		548,704
Total liabilities		1,907,265
Commitments and contingencies (note 9)		
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		18,605,894
Accumulated deficit		(15,976,258)
Total stockholders' equity		2,629,646
TOTAL	$	4,536,911

See accompanying notes to the financial statements.

BCI SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Commissions	$	3,151,435
Asset management fees		1,623,782
Principal transactions		1,103,747
Trailing fees		1,011,391
Other income		137,891
Interest		10,585
Total revenue		7,038,831
EXPENSES		
Employee compensation and benefits		3,147,618
Referral fees - related party		2,931,803
Floor broker, exchange, and clearance fees		778,368
Other general and administrative		580,663
Professional fees		322,593
Technology and communications		212,180
Occupancy		146,555
Audit fees		135,000
Depreciation		10,490
Total expenses		8,265,270
NET LOSS	$	(1,226,439)

See accompanying notes to the financial statements.

BCI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Shares issued and outstanding	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balances December 31, 2020	1000	$ 10	$ 16,603,894	$ (14,749,819)	$ 1,854,085
Capital contributions	-	-	2,002,000	-	2,002,000
Net loss	-	-	-	(1,226,439)	(1,226,439)
Balances December 31, 2021	1000	$ 10	$ 18,605,894	$ (15,976,258)	$ 2,629,646

See accompanying notes to the financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(1,226,439)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		10,490
Noncash lease expense		5,763
Changes in operating assets and liabilities:		
Receivable from clearing firm		466,329
Financial instruments owned, at fair value		296,808
Asset management fee receivable		(414,088)
Mutual fund 12b-1 fees receivable		(85,332)
Commissions receivable		18,593
Other assets		(32,926)
Due from related party		2,955
Bonus payable		176,959
Due to related party		226,364
Accounts payable and accrued liabilities		2,264
Payable to clearing organizations		(29,285)
Total adjustments		644,894
Net cash used in operating activities		(581,545)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		2,002,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		1,420,455
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		799,224
CASH AND CASH EQUIVALENTS - END OF YEAR	$	2,219,679

See accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization — Bci Securities, Inc. (the "Company"), was incorporated on July 6, 2011, in the State of Florida. The Company is owned by Banco de Credito e Inversiones ("Bci Chile" and/or the "Parent"), and Bci Asesoria Financiera S.A., both of which are Chilean companies. On May 16, 2014, the Company was granted Financial Industry Regulatory Authority ("FINRA") membership as a registered broker dealer. The Company is currently registered to operate as a broker-dealer in the states of California, District of Columbia, Delaware, Florida, Georgia, Massachusetts, Maryland, North Carolina, New Jersey, New York, Pennsylvania, and in the Commonwealth of Puerto Rico. As of December 31, 2021, registration in the states of Connecticut, Illinois, and Colorado were pending approval for the Company. See Note 11 for additional state registrations as Subsequent Events.

On January 17, 2020, the Company received change of membership approval from FINRA, under terms of the change the Company will maintain a minimum net capital of $100,000 pursuant to SEC Rule 15c3-1(a)(2)(iii) (the Net Capital Rule), operate pursuant to SEC rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. The Firm will not hold customer funds or safekeep customer securities.

On May 12, 2021, Bci Securities was approved for registration of a Representative Office in Colombia. The registration was a country requirement to solicit Colombian investors locally. Our parent company, Bci Chile also has a Bank Representative Office in Colombia which may result in referral business. There will be no physical Bci Securities Branch presence in Colombia, only local reporting and regulatory contact.

On October 1, 2021, the Company obtained registration approval with the Securities and Exchange Commission ("SEC") upon reaching over $100 million of assets under management becoming a federal registered investment adviser (RIA). The RIA registration, which was initially granted by the State of Florida Office of Financial Regulation on July 31, 2014, was withdrawn upon approval of RIA registration granted by the SEC. The Company continues to notice file in the State of Florida.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Firm represents that it may engage in the following types of business:

- Broker or dealer retailing corporate equity securities over the counter (foreign and domestic) in an agency capacity;
- Broker or dealer retailing corporate debt securities (foreign and domestic) in an agency and/or principal capacity;
- Broker or dealer of U.S. government securities;
- Broker or dealer of foreign sovereign debt;
- Mutual fund retailer, including 529 Plans;
- Investment advisory services;
- Put and call broker or dealer;
- Sales of hedge funds (foreign and domestic);
- Broker involved in a networking, kiosk, or similar arrangement with a bank, savings bank or association, or credit union
- Proprietary trading; and
- Private placements of securities, not including oil, gas, REITS;
- Municipal securities broker or dealer

In addition, the Company employs 46 registered associated persons including direct employees, contractors and dual hat employees of affiliates, 34 of which will have direct contact with customers when conducting the Company's business activities, including the immediate supervisors of such persons. As of December 31, 2021, the Company had four Branch offices open, and its main office in Miami, Florida.

The Company may enter into networking arrangements with banks, savings banks or credit unions. In addition, these arrangements may include kiosks that allow the Company to provide Bci Securities products and services at registered offices within banking institutions.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the U.S. ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Financial Instruments Owned — Proprietary securities transactions are recorded on trade date basis **All proprietary securities entered into for the account and risk of the company are held at fair value with gains and losses reported on the Statement of Operations.**

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions — The Company buys and sells securities on behalf of its customers pursuant to the terms of the brokerage agreement with these customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Commission, fees, and related clearing expenses are recorded on a trade-date basis. Fees, consisting principally of marketing and distribution fees, revenue participation with the Company's clearing broker in trailing fees, and interest are recorded as earned.

Principal Transactions — The Company buys and sells securities on behalf of its customers through riskless principal transactions. Each time a customer enters into a buy or sell transaction, the Company charges a markup or markdown and earns a fee. Riskless principal trading fees and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Markup or markdown, fees, and related clearing expenses are recorded on a trade-date basis.

In addition, the Company processes riskless principal transactions for clients via Bloomberg to source securities to buy or sell to a counterparty. Each time a customer enters into a buy or sell transaction the Company charges a markup or markdown and earns a fee. These transactions are also cleared at Pershing, LLC. In these transactions, the Company functions as an agent between the counterparty via Bloomberg and the Institutional client whose account is introduced to Pershing, LLC.

Trailing Fees — The Company enters into arrangements with investment funds or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front or over time. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Management Fees — The Company provides advisory services and asset management services. Advisory fees typically involve an Investment Advisor who works with the client to develop certain goals and expectations, and advises on which securities to invest in. Asset management fees typically involve a portfolio service that creates different model portfolios to invest in based on the client's preferences. With asset management fees, the portfolio provider advises on what securities to invest in to achieve the client's investment preference. Asset management fees are earned typically on a quarterly basis in accordance with the terms of the client agreements that generally allow for the Company to earn fees based on a percentage of the assets under management during the period..

Participation Fees — Participation fees related to client sweep account investments are recorded in the month of service and are recorded as a component of other income on the statement of operations.

Cash and Cash Equivalents — The Company has defined cash equivalents as those highly liquid financial instruments purchased with a maturity of three months or less at the time of acquisition. The Company during the course of operations may maintain cash balances in excess of federally insured limits.

Prepaid Expenses – Prepaid expenses are amounts paid to secure the use of assets or the receipt of services at a future date or continuously over one or more future periods.

Equipment — Property and equipment are recorded at cost. Expenditures for major betterments and additions are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are charged to expense currently.

Depreciation — Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The Company's equipment is depreciated over 5 years, and furniture and fixtures are depreciated over 7 years.

Leases — The Company accounts for leases that are longer than one year in nature on the Statement of Financial Condition which results in the recognition of a right-of-use ("ROU") asset and a corresponding lease liability. The ROU asset and lease liability will be measured initially using the present value of the remaining rental payments. Consistent with current guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease will primarily depend upon its classification as a finance or operating lease.

Credit losses on financial instruments — The Company measures expected credit losses under the current expected credit loss (CECL) method and applies to loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). Management considered the impact on adoption and believes there was no material change. As of December 31, 2021, all receivables are current, and will be collected within twelve months.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes — The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it was more likely than not that the Company would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company accounts for uncertainty in income taxes by recognizing in its financial statements the tax effects of a position only if it is more likely than not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. As of December 31, 2021 the Company has not recorded any unrecognized tax benefits in the accompanying Statement of Financial Condition. Management does not expect that unrecognized tax benefits will increase within the next 12 months. In the event the Company were to recognize interest and penalties related to uncertain tax positions, they would be recognized in the financial statements as income tax expense.

2. Going Concern

During the year ended December 31, 2021, the Company had a net loss of $1,226,439 and negative cash flows from operations of $581,545. Management expects that the Company may have negative cash flows from operations over the next year. The Company has obtained a commitment from its Parent to continue to support the development of the Company. Management acknowledges that uncertainty remains over the ability of the Company to meet its cash requirement. However, management expects that the Company's liquid assets and anticipated funding from its Parent will provide adequate resources to continue in operational existence for a reasonable period of time.

The Company's working capital has been obtained from funds provided by its stockholders. In the absence of achieving profitable operations, the Company's liquidity is dependent upon the availability of continued funding from Bci Chile and Bci Asesoria Financiera S.A.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In March 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which provides temporary optional guidance for a limited time to ease the potential accounting effects of transitioning away from reference rates expected to be discontinued, such as the London Interbank Offered Rate (LIBOR). The ASU was effective on issuance on March 12, 2020. In January 2021, the FASB also issued ASU 2021-01, *Reference Rate Reform (Topic 848): Scope*, which extends some of Topic 848's optional expedients to derivative contracts modified as a result of rate reform, including certain derivatives that do not reference LIBOR or other reference rates that are expected to be discontinued. The amendments in this ASU affect the guidance in ASU 2020-04 and are effective in the same timeframe as ASU 2020-04. However, as there is no impact to the Company's agreements, the adoption of these two ASUs did not have an effect on the Company's financial statements.

4. LEASE COMMITMENTS

On May 1, 2019, the Company entered into an 84-month sublease (see related party note 5) and recorded an operating lease with an ROU of $752,850 and a lease liability of $752,850, using an estimated incremental borrowing rate of 6.07%. The lease provides for increases in future minimum annual rental payments based on defined increases in the lease amendment. The agreement generally requires the Company to pay real estate taxes, insurance, and shared common area and maintenance fees, which are recorded as a component of occupancy on the statement of operations. For the year ended December 31, 2021, the Company amortized $97,558 of the ROU assets and amortized $91,796 of the lease liability. The difference of which is $5,762 which is recorded as noncash lease expense on the Statement of Cash Flows. As of December 31, 2021, the Company reported ROU assets of $502,931 and Lease Liabilities of $548,704.

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of December 31, 2021:

2022		147,964
2023		151,628
2024		155,632
2025		159,989
2026		53,818
Total minimum lease payments	$	669,031
Less: Imputed Interest		(166,100)
Present value of lease liabilities	$	502,931

5. RELATED-PARTY TRANSACTIONS

Bci Asset Management

In March 2020, the Company entered into a sub-advisory agreement with Bci Asset Management ("BAM"). BAM is a subsidiary of Banco de Credito e Inversiones. Under the terms of the agreement, BAM will provide certain model portfolios at the direction and benefit of the Company, for use in formulating asset management strategies for the Company's clients. For the year ended December 31, 2021, these research and advisory services incurred with BAM were $10,000 which is included within other general and administrative expense on the Statement of Operations. For the year ended December 31, 2021, the Company had $19,247 in related party payables pertaining to the sub-advisory agreement.

In May 2020, the Company entered into an Introducing Party Agreement with Bci Asset Management. Under terms of the agreement the Company will introduce, as a broker-dealer, make available and distribute investment fund shares of BAM to its clients which will be settled through Pershing LLC. Such funds are not offered to U.S. residents. The Company shall be entitled to receive a fee to be accrued monthly and payable quarterly in arrears through the National Securities Clearing Corporation (NSCC) within 30 days after each quarter end. Terms of the fee may be changed by written agreement of the parties.

Bci Miami Branch

The Company entered into an expense sharing agreement with Banco de Credito e Inversiones, Miami Branch ("Bci Miami Branch" or "Bci MB") in December 2017. The affiliate is a Branch of Bci Chile. The agreement has been reviewed and extended at least annually. Under the terms of the agreement, Bci MB agreed to provide certain internet connectivity, infrastructure, IT technology and security, accounting, and human resource services to the Company in exchange for a monthly fee. As of December 31, 2021,the monthly fee for these services were $13,223, and includes other direct costs. For the year ended December 31, 2021, service expense and other direct costs incurred with Bci Miami Branch was $158,676 and is included within other general and administrative expenses in the Statement of Operations. The Company had no payables at December 31, 2021 related to this service agreement.

In addition, the agreement includes health benefit costs for the Company's employees at a cost determined by the insurance provider and paid directly to the insurance provider. The agreement was amended in May 2020, to include an equal cost share of technology subscriptions services to be paid by Bci MB to Bci Securities. For the year ended December 31, 2021 the Company's related technology subscription cost was $12,048, and the Company received $15,003 related to the technology subscription.

RELATED-PARTY TRANSACTIONS (continued)

Under terms of the expense sharing agreement, Bci Miami Branch may assume and pay other fees and expenses as agreed to by the parties from time to time. For the year ended December 31, 2021 Bci Miami Branch paid costs of $109 included in other general and administrative expense on the Statement of Operations.

In March 2016, the Company entered into a networking agreement with Bci Miami Branch, and it was updated in September 2019 to reflect changes in staff listed in the agreement and changes in referral fee rates of 40% (forty percent) of net revenues generated by Bci Securities for referred bank customer accounts. The agreement automatically renews annually unless any party gives written notice of termination. Under the terms of the agreement, the Company will pay a referral fee to Bci Miami Branch for the revenues associated with all accounts for brokerage services referred to Bci Securities pursuant to the agreement. For the year ended December 31, 2021, the Company incurred costs of $1,192,289, less chargebacks of $83,180, for net referral fees of $1,109,109 which are reported as referral fees on the Statement of Operations. For the year ended December 31, 2021, the Company paid $1,117,186 and had $32,575 of payables on December 31, 2021 related to the agreement which is included in due to related party on the Statement of Financial Condition. As of December 31, 2021, the Company had payables of $32,906 which is included in related party payables on the Statement of Financial Condition.

Bci Corredor de Bolsa

In December 2018, the Company amended the clearing agreement with Pershing LLC ("Pershing" or "Clearing Firm") to provide clearing services to Bci Corredor de Bolsa S.A. ("BCB" or "Sub-Broker"). BCB is a related party under common ownership by the Parent. Under terms of the agreement, BCB will be a sub-broker of Bci Securities, and may indirectly obtain the benefits of the securities clearing services the Company obtains from Pershing. Until termination, Pershing shall carry the customer accounts of BCB, and the accounts will be re-introduced accounts of the Company to Pershing on fully disclosed basis.

The Sub-Broker agrees to be bound by terms of the clearing agreement as amended, in connection with any customer accounts introduced to Pershing through the Company. The Company and Sub-Broker jointly and severally agree to provide Pershing with information as Pershing may request. The Sub-broker will establish a clearing deposit account with a balance of at least $50,000.

RELATED-PARTY TRANSACTIONS (continued)

In December 2018, the Company entered into an Introducing broker agreement with BCB.

On June 30, 2021, the Company renewed and amended the Introducing broker agreement with BCB, which is renewable annually in writing. Under terms of the agreement, the Company will introduce the accounts of BCB to Pershing LLC and jointly act as the broker of record to Sub-Broker clients, subject to the terms and conditions of the agreement with Pershing. BCB will pay a fee of 40% of gross commissions to the Company and is responsible for any sales rebates, refunds, reversals, required disgorgements, trade error corrections or other fees, or costs or deductions made in or for the accounts introduced. In addition, BCB shall pay the Company for any expenses incurred in connection with the review/approval of BCB's compliance with the agreement, including travel.

The Company will record related revenues and pay fees to BCB related to transactions in those introduced accounts. For the year ended December 31, 2021, the Company incurred costs of $1,217,098, less chargebacks of $20,698 for net referral fees of $1,196,400. For the year ended December 31, 2021, the Company paid $1,244,977 and had $51,799 of payables on December 31, 2021, related to the agreement which is included in due to related party on the Statement of Financial Condition.

On October 21, 2018, the Company entered into a Research Services Agreement with BCB. Under the terms of the agreement, BCB will provide daily reports that contain economic and financial information on relevant markets. The fee is $5,000 per year to be paid in equal monthly installments of $417. For the year ended December 31, 2021, the Company had paid the expense of $5,000, which is included in other general and administrative expense on the Statement of Operations. On December 31, 2021, the Company had no payables to related party on the Statement of Financial Condition.

City National Bank

In May 2019, the Company entered into a sublease agreement with City National Bank ("CNB") and Bci Miami Branch. Under terms of the sublease the Company is allocated 2,180 square feet and pays rent on this proportional basis to Bci Miami Branch as reimbursement for Bci Miami Branch paying rents to CNB. Rent expense incurred by the Company was $146,555 for the year-ended December 31, 2021, which is included in the Statement of Operations as occupancy expense.

RELATED-PARTY TRANSACTIONS (continued)

On February 16, 2021, the related parties entered into a networking agreement effective February 1, 2021. Under terms of the agreement certain employees of CNB will be registered as Registered Representatives of Bci Securities, subject to the approval of Bci Securities, for the purpose of facilitating the referral of CNB customers for broker dealer services. The agreement is for one year, and automatically renews for a one-year term, unless terminated by the parties. The Company will pay 60% of the net revenues generated from referred customers and such payments shall be paid in the month following determination of the fees. For the year ended December 31, 2021, the Company incurred costs of $439,646, less chargebacks of $15,366, for net referral fees of $424,280. For the year ended December 31, 2021, the Company paid $373,987 and had $54,709 of payables on December 31, 2021 related to the agreement which is included in the due to related party on the Statement of Financial Condition.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the Aggregate Indebtedness net capital computation. Regulatory net capital, as defined, shall be at least the greater of $100,000 or 6.7% of Aggregate Indebtedness, as defined. On December 31, 2021, the Company's regulatory capital, as defined, was $2,325,131 , which was $2,225,131 in excess of its required regulatory net capital and the ratio of Aggregate Indebtedness, as defined, to regulatory net capital, as defined, was 0.60 to 1.00.

7. EQUIPMENT

Equipment on December 31, 2021 consisted of the following:

Furniture and fixtures	$	46,404
Office equipment		60,711
Less: Accumulated depreciation		(86,490)
Total Property Plant and Equipment, net	$	20,625

8. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2021 are presented below.

Deferred tax assets:		
Net operating loss carryforwards	$	3,563,561
Start up costs		504,909
Lease liability		139,069
Total gross deferred tax assets		4,207,539
Deferred tax liabilities:		
Right of use asset		(127,468)
Total gross derred tax liabilities		(127,468)
Net deferred tax assets		4,080,071
Less valuation allowance		(4,080,071)
Net deferred tax assets	$	-

As of December 31, 2021, the Company has deferred tax asset of $4,080,071 and has recorded a valuation allowance of $4,080,071 as management has determined on the weight of available evidence that it is more likely than not that the deferred tax asset will not be realized as of December 31, 2021. The Company is in a cumulative loss position with no operating history of profitability and therefore a full valuation allowance is appropriate.

As of December 31, 2021, the Company has federal and state income tax net operating loss (NOL) carryforwards of $14,060,214, which will begin to expire in 2031.

The Company files federal and state income tax returns. The Internal Revenue Service (IRS) has not conducted an examination of the Company's income tax returns. As of the issuance date of these financial statements, the 2021 tax year filing had not been completed.

9. COMMITMENTS AND CONTINGENCIES

On January 21, 2016, the Company received a completed contract from Pershing, LLC ; wherein, Pershing, LLC will provide clearing services to the Company on a fully disclosed basis.

Beginning January 1, 2019, the Company amended the contract, which is for five years from the date of the amendment. This requires the Company to maintain to maintain a clearing deposit with Pershing in the amount of $250,000. Either party may cancel the agreement with 180 days written notice. In the event of termination, the Company may incur a termination fee of $200,000 in year three and thereafter.

On September 10, 2019, the Company entered a new contract with Pershing, LLC, for the Managed Account Command service, under which Pershing provides the Company with a platform for managing model portfolios and separately managed accounts. Either party may cancel the agreement with 90 days written notice. In the event of termination, the Company may incur a termination fee of $75,000.

In June 2020, the Company entered into an agreement with Pershing LLC for Non-Purpose Credit to customers. Terms of the agreement allow Pershing to extend and maintain non-purpose credit to customers of the Firm not for the purpose of purchasing, carrying, or trading. The accounts of the clients will serve as underlying collateral for the extension of credit, and the Firm is responsible for ensuring that pledged accounts meet the requirements of the extension of credit. In the event the Broker fails to take necessary actions to ensure compliance with Regulation T, Pershing may remove the brokerage account from the non-purpose credit program and may require immediate full payment of the loan. In the event that the removal from the program or the requirement of immediate full payment of the loan results in a margin call, the Broker shall be responsible for taking the necessary actions to satisfy the margin call as prescribed in the Agreement.

The clearing and depository operations for the Company's securities transactions are provided by a clearing firm, whose principal office is located in Jersey City, New Jersey. At December 31, 2021, cash and cash equivalents of $617,723, and commissions receivable of $17,195 were held by the clearing firm. In addition, the Company had a deposit at the clearing firm of $250,000.

10. SUBSEQUENT EVENTS

In January 2022, the Company registered to operate as a broker-dealer in the states of Maine, Oregon, Texas, and Virginia.

Subsequent events have been evaluated through the date that the financial statements were available to be issued on March 30, 2022. The Company has not identified any events that would require disclosure or have a material impact on the statement of financial condition, results of operations, or cash flows of the Company as of and for the year ended December 31, 2021 .

SUPPLEMENTARY INFORMATION

BCI SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1

CREDITS		
Stockholders' Equity	$	2,629,646
DEBITS		
Mutual fund 12b-1 fees receivable		207,063
Prepaid expense		30,879
Equipment, net of accumulated depreciation		20,624
Other assets		44,839
Other receivables		1,110
Total debits		304,515
NET CAPITAL		2,325,131
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR 6.67% OF AGGREGATE INDEBTEDNESS OF $1,404,333		100,000
EXCESS NET CAPITAL	$	2,225,131
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.60 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Bonus payable	$	598,734
Due to related party		488,780
Accounts payable and accrued liabilities		271,047
Lease liabilities		45,772
Total aggregate indebtedness	$	1,404,333

RECONCILIATION OF FORM X-17A-5, PART II-A
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1

There are no material differences that exist between the above computation and the Company's corresponding audited Form X-17A-5, Part IIA filing.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND THE INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities to the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
BCI Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) BCI Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k) *(2)(ii)* (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) *(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Juan, Puerto Rico
March 30, 2022

Bci® | SECURITIES

1450 Brickell Avenue, Suite 2850
Miami, Florida Zip code 33131
Phone: (305) 929.55.00
Fax: (786) 294.65.93

EXEMPTION REPORT PURSUANT TO RULE 17A-5(d)(4) UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2021

Bci Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

- The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

Bci Securities, Inc.

I, Teresa Foxx, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.

DocuSigned by:
By: Teresa Foxx
34AB9D68B0A2402...

Title: Chief Operating Officer

March 30, 2022